INVEST IN **THE SNIPER ENTERPRISE CORP.**

Support an Albanian professional boxer on the road to becoming World Champion



Highlights

1. This is an inflection point in his undefeated career. With proper investment he can likely become a Champion.

2. The money raised on WeFunder ($75,000) will be used for Ermal to focus 100% on winning the Championship.

3. Ermal has a strong Albanian following, and he represents the pride of his Country.

4. The team is committed to transparency - something rare in the boxing world.

5. Quarterly updates and financials will be given to each investor.

6. Ermal Hadribeaj is quickly gaining the attention of top international media - https://bit.ly/3xFxMiw

6. Ermal Hadribeaj is quickly gaining the attention of top international media - https://bit.ly/3xFxMiw

7. Industry experts describe Ermal as having an "extremely high" boxing IQ.

8. Ermal already enjoys day 1 sponsorships from world class brands including Virtuos Boxing.

Our Founder



Donato De Martiis

Trainer of Champions from the World Famous 5th Street Gym in Miami. Donato is born in Turin, Italy and is the Manager of the team working closely to turn Ermal, aka 'The Sniper' into the World Champion. The Sniper is undefeated.

This is a first-of-its-kind opportunity to invest in Ermal's meteoric professional boxing career. In just two short years Ermal - known as The Sniper - has built an unprecedented undefeated record.

Given Ermal's strong trajectory and earning potential we are assigning a fair market value of $750,000 and raising 10% of that - or $75,000 - to be used to allow Ermal to follow a strict, full-time training regimen. We base the FMV on his impressive fight record and earning potential.

Our goal is to get Ermal to 15 and 0 by the end of this year, followed by 20 and 0 in 2022. Once we reach that goal he will be eligible to command up to $50,000 - $100,000 for an elimination fight. If he wins, that number can increase up to $250,000 per fight, and if he defends that level the number can go up to 1 million dollars per fight. All of these numbers are forward looking projections and can't be guaranteed, but Ermal's record gives us strong reason to believe he can accomplish all of these benchmarks.

All details of our offering are posted on this page. The Sniper's training progress, fights and financial progress will be carefully tracked and shared with all investors on a monthly basis. Provided The Sniper wins his upcoming championships, and provided he acquires any profitable endorsement deals or contracts going forward, The Sniper Inc. hopes to pay dividends to investors at the end of the year, before January 1st, 2022. The sniper Inc. hopes to continue to pay annual dividends to investors going forward before the end of each subsequent year.

We are grateful for your interest and investment.